Exhibit 99.3

Publication relating to transparency notifications

February 27, 2026

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), February 27, 2026, 10:30 pm CET / 4:30 pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

Robert Taub / BMI Estate

On February 26, 2026, Nyxoah received a transparency notification from Robert Taub and related person BMI Estate, following the passive crossing of a threshold. Based on the notification, Robert Taub (together with his controlled undertakings) holds 4,360,800 voting rights, consisting of 4,310,800 voting rights linked to securities and 50,000 equivalent financial instruments, representing 9.99% of the total number of voting rights on February 20,

2026 (43,662,403).

The notification dated February 26, 2026 contains the following information:

•	Reason for the notification: passive crossing of a threshold
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:

•	Robert Taub
•	BMI Estate (with address at Avenue des Croix de Guerre 149 / 13, 1120 Brussels)

•	Date on which the threshold was crossed: February 20, 2026
•	Threshold that is crossed: 10%
•	Denominator: 43,662,403
•	Notified details:

A) Voting rights	Previous	After the transaction
	notification
	# of voting rights	# of voting rights		% of voting rights
		Linked to	Not linked to the	Linked to	Not linked to
Holders of voting rights		securities	securities	securities	the securities
Robert Taub	2,712,510	2,712,510		6.21%
BMI Estate	567,484	567,484		1.30%
Robelga SRL	1,030,806	1,030,806		2.36%
Subtotal	4,310,800	4,310,800		9.87%
TOTAL		4,310,800	0	9.87%	0.00%

B) Equivalent financial instruments	After the transaction
			# of voting
			rights that may
			be acquired if
	Type of financial		the instrument	% of voting
Holders of equivalent financial instruments	instrument	Expiration date	is exercised	rights	Settlement
Robert Taub	Warrants	08/06/2027	25,000	0.06%	cash
Robert Taub	Warrants	14/06/2028	25,000	0.06%	cash
TOTAL			50,000	0.11%

TOTAL (A & B)	# of voting rights	% of voting rights
	4,360,800	9.99%

•	Full chain of controlled undertakings through which the holding is effectively held: Robelga SRL is 100% owned by BMI Estate (a partnership (société simple ) without legal personality). Robert Taub has 100% usufruct and Robert Taub’s children have 100% bare ownership of BMI Estate.

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Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Attachment

•	2026 02 27 PR Transparency notification (Robert Taub) (ENG)